Filed pursuant to Rule 433
Registration No. 333-277138
November 3, 2025
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 3, 2025)

Issuer:	The Southern Company (the “Company”)

Designation:	2025 Series A Equity Units (each being referred to as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a 2025 Series A Corporate Unit (each being referred to as a “Corporate Unit”) consisting of a purchase contract issued by the Company and, initially, a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Series 2025B Remarketable Senior Notes due 2030 to be issued by the Company (the “Series 2025B RSNs”) and a 1/40 undivided beneficial ownership interest in $1,000 principal amount of Series 2025C Remarketable Senior Notes due 2033 to be issued by the Company (the “Series 2025C RSNs” and, together with the Series 2025B RSNs, the “RSNs”)

Number of Equity Units Offered:	35,000,000 (or 40,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Aggregate Equity Units Offering Amount:	$1,750,000,000 (or $2,000,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments)

Stated Amount per Equity Unit:	$50.00

Public Offering Price; Underwriting Discounts and Commissions:	The Corporate Units are being offered to the public at a price of $50 per Corporate Unit, for a total of $1,750,000,000 (or $2,000,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments). The Company’s proceeds from the offering (after underwriting discounts totaling $30,625,000 and before expenses) will equal $1,719,375,000 (or $1,965,000,000 if the underwriters exercise their option to purchase up to 5,000,000 additional Corporate Units in full, solely for the purpose of covering over-allotments).

Use of Proceeds:
Concurrently with this offering, in separate transactions, the Company intends to use approximately $1.153 billion of the net proceeds of this offering to repurchase (i) approximately $674.4 million aggregate principal amount of the Company's Series 2023A 3.875% Convertible Senior Notes due December 15, 2025 (the “Series 2023A Convertible Senior Notes”) and (ii) approximately $342.0 million aggregate principal amount of the Issuer’s Series 2024A 4.50% Convertible Senior Notes due June 15, 2027 (together with the Series 2023A Convertible Senior Notes, the “Existing Convertible Senior Notes”), in each case through privately negotiated transactions with a limited number of holders of the Existing Convertible Senior Notes. The final amounts of the outstanding Existing Convertible Senior Notes to be repurchased and the terms thereof were individually negotiated and depended on, among other things, the market price of the Company's common stock and the trading prices of the applicable Existing Convertible Senior Notes at the time of repurchase. The Company may also repurchase outstanding Existing Convertible Senior Notes following completion of this offering.

The Company intends to use the remaining net proceeds from this offering (i) to repay all or a portion of the Company’s short-term indebtedness, which aggregated $407 million as of October 31, 2025, (ii) to repay at maturity all or a portion of the remaining outstanding Series 2023A Convertible Senior Notes and (iii) to satisfy all or a portion of the redemption price in connection with the proposed redemption at par of the $1.25 billion aggregate principal amount of the Company’s Series 2020B 4.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due January 15, 2051 (the “Series 2020B Junior Subordinated Notes”). Any remaining net proceeds will be used for general corporate purposes, including investments in the Company’s subsidiaries.
This pricing term sheet does not constitute a notice of redemption with respect to the Series 2020B Junior Subordinated Notes. Any such notice of redemption will only be delivered in accordance with the provisions of the indenture for the Series 2020B Junior Subordinated Notes.

Interest Rate on the Series 2025B RSNs:	4.15% per year, subject to modification in connection with a successful remarketing

Interest Rate on the Series 2025C RSNs:	4.15% per year, subject to modification in connection with a successful remarketing

Contract Adjustment Payment Rate:	2.975% per year or $1.4875 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 7.125% per annum compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid, subject to applicable law

Total Distribution Rate on the Corporate Units:	7.125% per annum

Reference Price:	$93.15 (subject to adjustment, as described in the Preliminary Prospectus Supplement)

Threshold Appreciation Price:	$116.44 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which represents appreciation of approximately 25.0% over the Reference Price

Minimum Settlement Rate:	0.4294 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Threshold Appreciation Price

Maximum Settlement Rate:	0.5368 shares of the Company’s common stock (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 Stated Amount per Equity Unit, divided by the Reference Price

Purchase Contract Settlement Date:	December 15, 2028 (or if such day is not a business day, the following business day)

Series 2025B RSN Maturity Date:	December 15, 2030

Series 2025C RSN Maturity Date:	December 15, 2033

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
Barclays Capital Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp. Santander US Capital Markets LLC

Listing:	The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “SOMN”

Transaction Date:	November 3, 2025

Settlement Date:	November 6, 2025 (T+2)

CUSIP/ISIN for the Corporate Units:	842587 842/US8425878423

CUSIP/ISIN for the Treasury Units:	842587 859/US8425878597

CUSIP/ISIN for the Series 2025B RSNs:	842587 EE3/US842587EE30

CUSIP/ISIN for the Series 2025C RSNs:	842587 EF0/US842587EF05

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the RSNs will be $50 (or 100% of the issue price of a Corporate Unit), allocated equally between the Series 2025B RSNs and the Series 2025C RSNs underlying such applicable ownership interest in the RSNs, and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit)

Early Settlement:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or 2025 Series A Treasury Units (each being referred to as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 40 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the RSNs as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 160,000 Corporate Units. If a purchase contract is settled early, the number of shares of the Company’s common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change:
Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the Preliminary Prospectus Supplement, will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the market value averaging period starting on the 23rd scheduled trading day prior to the fundamental change early settlement date and ending on the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$20.00	$35.00	$50.00	$65.00	$80.00	$93.15	$105.00	$116.44	$130.00	$145.00	$160.00	$175.00	$200.00
November 6, 2025	0.3129	0.1645	0.1089	0.0744	0.0375	0.0000	0.0300	0.0562	0.0434	0.0370	0.0333	0.0303	0.0259
December 15, 2026	0.1987	0.1063	0.0713	0.0501	0.0235	0.0000	0.0177	0.0423	0.0299	0.0251	0.0225	0.0204	0.0173
December 15, 2027	0.0974	0.0532	0.0361	0.0265	0.0126	0.0000	0.0080	0.0277	0.0159	0.0131	0.0117	0.0105	0.0089
December 15, 2028	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.

The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:
•    if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;
•    if the stock price is in excess of $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and
•    if the stock price is less than $20.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.
Unless the Treasury portfolio has replaced the RSNs as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 40 Corporate Units. If the Treasury portfolio has replaced the RSNs as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 160,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Creating Treasury Units from Corporate Units:	Each holder of Corporate Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the Preliminary Prospectus Supplement), to substitute Treasury securities (as defined in the Preliminary Prospectus Supplement and each being referred to as a “Treasury security”) which must be purchased in the open market at the expense of the Corporate Unit holder (unless otherwise owned by the holder) for the related undivided beneficial ownership interest in RSNs held by the collateral agent (as described in the Preliminary Prospectus Supplement). The Treasury securities must have an aggregate principal amount at maturity equal to the aggregate principal amount of the RSNs underlying such holder’s Corporate Units.

Because both series of RSNs are issued in minimum denominations of $1,000, holders of Corporate Units may only make these substitutions in integral multiples of 40 Corporate Units. Each of these substitutions will create Treasury Units, and the RSNs underlying the holder’s Corporate Units will be released upon substitution to the holder and will be tradable separately from the Treasury Units.

Recreating Corporate Units from Treasury Units:	Each holder of Treasury Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the Preliminary Prospectus Supplement), to recreate Corporate Units, by substituting for the related Treasury securities held by the collateral agent (as described in the Preliminary Prospectus Supplement) RSNs having an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury securities for which substitution is being made. Because both series of RSNs are issued in minimum denominations of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 40 Treasury Units. Each of these substitutions will recreate Corporate Units and the applicable Treasury securities will be released to the holder and will be tradable separately from the Corporate Units.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB by S&P Global Ratings, Inc., a division of S&P Global Inc. BBB+ by Fitch Ratings Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-5579, BofA Securities, Inc. by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC by email at US-ECM@mizuhogroup.com.